FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Table of Contents

Item
1.	Normal Course Issuer Bid and Dividend News Release

Item 1

North America’s Railroad

NEWS RELEASE

CN announces new normal course issuer bid

for share repurchase, declares fourth-quarter 2018 dividend

MONTREAL, Oct. 23, 2018 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved the repurchase of its shares under a new normal course issuer bid (Bid) and approved a fourth-quarter 2018 dividend.

The Bid permits CN to purchase, for cancellation, over a 3-month period up to 5.5 million common shares, representing 0.9 per cent of the 611,354,197 common shares issued and outstanding of the Company not held by insiders on Oct. 16, 2018. On that date, 730,422,928 CN common shares were issued and outstanding.

The Bid — starting on Oct. 30, 2018, and ending no later than Jan. 31, 2019 — will be conducted through a combination of discretionary transactions and automatic repurchase plans through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations.

“We remain committed to delivering solid shareholder value through dividends, and returning excess capital by way of share buybacks,” said Ghislain Houle, CN executive vice-president and chief financial officer. “CN is implementing a three-month share repurchase program in order to coordinate all capital allocation decisions, including dividends and capital expenditures, to allow the Company to provide comprehensive guidance in January 2019.”

The decisions regarding the timing and size of future purchases of common shares under the Bid are subject to management’s discretion and are based on a variety of factors, including market conditions. The new Bid was approved by the Toronto Stock Exchange (TSX) today.

TSX rules permit CN to purchase daily, through TSX facilities, a maximum of 252,076 common shares under the Bid. Purchases under the Bid will be made by means of open market transactions.

The price to be paid by CN for its open market purchases of common shares will be the market price at the time of acquisition, plus brokerage fees.

CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company’s funds.

CN’s current normal course issuer bid announced in October 2017 for the purchase of up to 31 million common shares expires on Oct. 29, 2018. As at the close of trading on Oct. 22, 2018, CN has repurchased 18,851,299 common shares at a weighted-average price of C$103.83 per share, excluding brokerage fees, returning C$1.96 billion to its shareholders. Purchases were made on the open market. CN will continue purchasing shares under this normal course issuer bid until Oct. 29, 2018.

CN’s Board of Directors also approved a fourth-quarter 2018 dividend on the Company’s common shares outstanding. A quarterly dividend of forty-five and a half cents (C$0.4550) per common share will be paid on Dec. 28, 2018, to shareholders of record at the close of business on Dec. 7, 2018.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements relating to potential purchases of common shares for cancellation under a normal course issuer bid. By their nature, forward-looking statements involve risks, uncertainties and assumptions, and are subject to the discretion of CN’s Board of Directors in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy whose team of approximately 26,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit,

Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 23, 2018	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel